PARKERVISION REPORTS THIRD QUARTER 2015 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., November 9, 2015 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and nine months ended September 30, 2015.

The net loss for the third quarter of 2015 decreased 52% to $3.1 million, or $0.03 per common share, compared with a net loss of $6.4 million, or $0.07 per common share for the third quarter of 2014.  The net loss for the first nine months of 2015 decreased 23% to $13.8 million, or $0.14 per common share, compared with a net loss of $18.0 million, or $0.19 per common share, for the first nine months of 2014.

Litigation related fees and expenses decreased by approximately $1.6 million in the third quarter of 2015 compared with the third quarter of 2014, largely as a result of contingent fee arrangements now in place.  In addition, personnel and related costs in the third quarter of 2015 decreased approximately 37% compared with the third quarter of 2014 as a result of the Company’s June 2015 staff reduction.

Share-based compensation expense decreased approximately $2.9 million on a year-to-date basis, and approximately $0.5 million in the third quarter of 2015 compared with the prior year quarter, due in part to a significant reduction in new equity awards issued.

Cash and available-for-sale securities totaled approximately $1.7 million as of September 30, 2015.  Cash used for operations for the third quarter of 2015 decreased 52% to $2.1 million, compared with $4.5 million in the third quarter of 2014.  For the nine months ended September 30, 2015, cash used for operations was $10.1 million, compared with $13.0 million for the nine months ended September 30, 2014.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are actively working to secure non-dilutive working capital financing for the company that will support our significantly reduced operating costs and enable us to move forward on a business plan that we believe will result in recognizing the most meaningful value from our innovations.”

.Conference Call

The Company will host a conference call and webcast on November 9, 2015 at 4:30 p.m. Eastern to review its third quarter 2015 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2014 and the Form 10Q for the quarter ended March 31, 2015, June 30, 2015, and September 30, 2015. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley or
Chief Financial Officer	or	Matt Steinberg
ParkerVision, Inc		The Piacente Group
904-732-6100, cpoehlman@parkervision.com		212-481-2050, parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	September 30,		September 30,
	2015	2014	2015	2014
Revenue	$5	$0	$5	$0
Cost of sales	(5)	0	(5)	0
Gross margin	0	0	0	0

Research and development expenses	1,094	1,945	4,546	6,450
Marketing and selling expenses	309	728	1,185	2,173
General and administrative expenses	1,725	3,759	8,018	9,478
Total operating expenses	3,128	6,432	13,749	18,101

Interest and other income and interest expense	(8)	23	(5)	79

Net loss	$(3,136)	$(6,409)	$(13,754)	$(18,022)

Basic and diluted net loss per common share	$(0.03)	$(0.07)	$(0.14)	$(0.19)

Weighted average shares outstanding	98,667	97,017	97,922	95,918

       Balance Sheet Highlights (in thousands)

	September 30, 2015	December 31,
	(unaudited)	2014
Cash and available-for-sale securities	$1,719	$11,204
Accounts receivable, net	5	0
Inventories, net	142	66
Prepaid and other assets	482	813
Property and equipment, net	641	633
Intangible assets, net	7,710	8,003
Total assets	10,699	20,719

Current liabilities	3,202	1,965
Long-term liabilities	72	138
Shareholders’ equity	7,425	18,616
Total liabilities and shareholders’ equity	$10,699	$20,719